Filed Pursuant to Rule 433
Registration No. 333-151671

Final Term Sheet
November 13, 2008
to Preliminary Prospectus Supplement
dated November 13, 2008
Time Warner Cable Inc.
FINAL TERM SHEET
Dated: November 13, 2008

Issuer:	Time Warner Cable Inc. (the “Issuer”)

Guarantor:	Time Warner Entertainment Company, L.P. and TW NY Cable Holding Inc.

Security:	8.250% Notes Due 2014

Size:	$750,000,000

Maturity:	February 14, 2014

Coupon (Interest Rate):	8.250%

Yield to Maturity:	8.291%

Spread to Benchmark Treasury:	T + 590 basis points

Benchmark Treasury:	2.75% due October 31, 2013

Benchmark Treasury Price and Yield:	Price: 101-21+

Yield: 2.391%

Interest Payment Dates:	February 14 and August 14 of each year, beginning on February 14, 2009

Redemption Provisions:	Redeemable at any time and from time to time at the option of the Issuer, in whole or in part, at the greater of (i) 100% of the principal amount and
(ii) the sum of the present values of the Remaining Scheduled Payments discounted to the redemption date, on a semi-annual basis, assuming a
360-day year consisting of twelve 30-day months, at the Treasury Rate plus 50 basis points.

Price to Public:	99.849%

Settlement Date:	November 18, 2008

CUSIP Number:	88732J AQ1

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Citigroup Global Markets Inc. at 1-877-858-5407, Deutsche Bank Securities Inc. at 1-800-503-4611, Goldman, Sachs & Co. at 1-866-471-2526 or Mizuho Securities USA Inc. at 1-800-221-8866 (ext. 3143).